UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Information contained in this report

VimpelCom Ltd.’s 51.9% subsidiary, Global Telecom Holding S.A.E. (“GTH”) (EGX: GTHE, LSE: GLTD), an Egyptian joint stock company, announced today the cancellation of the listing of its global depositary receipts (“GDRs”) on the Official List of the Financial Conduct Authority and the cancellation of trading of the GDRs on the Main Market for Listed Securities of the London Stock Exchange plc.

A copy of the announcement relating to the cancellation is filed as Exhibit 99.1 hereto. This foregoing description of the cancellation does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

The information set form in this Form 6-K and the Exhibit is hereby incorporated by reference into Registration Statement No. 333-196223 and Registration Statement No. 333-213905.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Announcement, dated March 20, 2017, by Global Telecom Holding S.A.E. announcing the cancellation of the GDR listing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: March 20, 2017

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel